Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION

OF

PACIFIC CITY FINANCIAL CORPORATION

The undersigned certify that:

FIRST:	They are the president and the secretary, respectively of PACIFIC CITY FINANCIAL CORPORATION, a California corporation.

SECOND:	Article FOUR of the Articles of Incorporation is amended in full to read as follows:

“FOURTH. The corporation shall have authority to issue seventy million (70,000,000) shares, divided into two classes, as follows: sixty million (60,000,000) shares of common stock having no par value per share (“Common Stock”); and ten million (10,000,000) shares of preferred stock, having no par value (“Preferred Stock”).

The Preferred Stock may be issued from time to time in one or more series. The board of directors is authorized to designate and to fix the number of shares of any such series of Preferred Stock and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The board of directors, within the limits stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.”

Immediately upon the filing of this Amendment to the Articles of Incorporation, each three (3) outstanding shares of this corporation’s common stock will be exchanged and combined, automatically, without further action, into one (1) share of common stock. No fractional shares shall be issued. Each holder of shares of Common Stock who would otherwise be entitled to receive a fractional share shall be paid cash in lieu of such fractional interests based on the fair market value of such fraction of a share as determined by the Board of Directors as of the effective time of the reverse stock split.”

THIRD:	The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

FOURTH:	The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 25,119,003. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: February 13, 2014

By:	/s/ Hae Young Cho
Hae Young Cho
President

By:	/s/ Henry Kim
Henry Kim
Secretary